UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Salary.com, Inc.
(Name of Subject Company)

Spirit Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
Kenexa Corporation
(Parent of Offeror)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

794006106
(CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania  19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$79,720,873.37	$5,684.10

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 18,045,912 shares of Salary.com, Inc. common stock outstanding (including 314,836 unvested restricted shares) multiplied by $4.07 per share which is the offer price, plus (b) $1,120,606.02, which is the intrinsic value of the outstanding options to purchase common stock (i.e., the excess of $4.07 over the per share option exercise price), plus (c) $5,148,952.93, which is the value of outstanding restricted stock units, plus (d) $4,452.58, which is the intrinsic value of the outstanding warrant to purchase common stock (i.e., the excess of $4.07 over the per share warrant price).

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued March 1, 2010, by multiplying the transaction value by 0.0000713.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: $5,684.10	Filing Parties: Kenexa Corporation and Spirit Merger Sub, Inc.
		Form of Registration No.: Schedule TO	Date Filed: September 2, 2010

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transactions subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed on September 2, 2010 by (i) Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), and (ii) Parent.

The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

(a)(2) and (a)(3)The information set forth in Item 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the second paragraph under the heading “Antitrust Compliance” with the following paragraph:

“Under the HSR Act, we may not consummate our purchase of Shares in the Offer until the expiration of a 15 calendar day waiting period following the filing by Kenexa, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. On September 1, 2010, Kenexa filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on September 1, 2010. On September 10, 2010, the FTC notified Kenexa that its request for early termination of the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer was granted.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.  The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenexa Corporation

By:            /s/ NOORUDDIN S. KARSAN
Name:       Nooruddin S. Karsan
Title:         Chief Executive Officer
Date:         September 13, 2010

Spirit Merger Sub, Inc.

By:            /s/ DONALD F. VOLK
Name:       Donald F. Volk
Title:         President and Treasurer
Date:         September 13, 2010